SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

___________________

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 19)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13(d)-2(a)

KOOR INDUSTRIES LIMITED

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

500 507 108

(CUSIP Number)

Marc A. Berger, Esq.

Davies Ward Phillips & Vineberg LLP

625 Madison Ave, 12th Floor, New York, NY 10022

(212) 308-8866

(Name, Address and Telephone Number

of Person Authorized to Receive Notices and Communications)

May 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and the regulations of the Securities and Exchange Commission promulgated thereunder (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500 507 108	13D	Page 2 of 19

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claridge Israel LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,375,835*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,375,835*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,835*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14.	TYPE OF REPORTING PERSON CO

* All Ordinary Shares beneficially owned by the Reporting Person are subject to Share Purchase Agreement described in item 6. Excludes beneficial ownership of 3,377,372 Ordinary Shares that may be attributable to the Reporting Person by virtue of the Reporting Person being a member (with the other Reporting Persons under this filing) of a “group” under Section 13(d) of the Securities Exchange Act. All of such Ordinary Shares would be reflected in lines 8 and 10 in the table above. If such Ordinary Shares were to be included in the table above, line 11 would indicate 5,753,207 Ordinary Shares and line 13 would indicate 35.4%, based on 16,254,349 issued and outstanding Ordinary Shares with voting rights (or their equivalent in ADRs).

CUSIP No. 500 507 108	13D	Page 3 of 19

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 119,316*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 119,316*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,316*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14.	TYPE OF REPORTING PERSON CO

* All Ordinary Shares beneficially owned by the Reporting Person are subject to Share Purchase Agreement described in item 6. Excludes beneficial ownership of 5,644,891 Ordinary Shares that may be attributable to the Reporting Person by virtue of the Reporting Person being a member (with the other Reporting Persons under this filing) of a “group” under Section 13(d) of the Securities Exchange Act. All of such Ordinary Shares would be reflected in lines 8 and 10 in the table above. If such Ordinary Shares were to be included in the table above, line 11 would indicate 5,753,207 Ordinary Shares and line 13 would indicate 35.4%, based on 16,254,349 issued and outstanding Ordinary Shares with voting rights (or their equivalent in ADRs).

CUSIP No. 500 507 108	13D	Page 4 of 19

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles Rosner Bronfman Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 120,046*
	8.	SHARED VOTING POWER 2,271,167*
	9.	SOLE DISPOSITIVE POWER 120,046*
	10.	SHARED DISPOSITIVE POWER 2,271,167*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,391,213*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%*
14.	TYPE OF REPORTING PERSON CO

* All Ordinary Shares beneficially owned by the Reporting Person are subject to Share Purchase Agreement described in item 6. Excludes beneficial ownership of 3,361,994 Ordinary Shares that may be attributable to the Reporting Person by virtue of the Reporting Person being a member (with the other Reporting Persons under this filing) of a “group” under Section 13(d) of the Securities Exchange Act. All 5,753,207 Ordinary Shares owned by the “group” would be reflected in lines 8 and 10 in the table above (and lines 7 and 9 would show “0”). If such Ordinary Shares were to be included in the table above, line 11 would indicate 5,753,207 Ordinary Shares and line 13 would indicate 35.4%, based on 16,254,349 issued and outstanding Ordinary Shares with voting rights (or their equivalent in ADRs).

CUSIP No. 500 507 108	13D	Page 5 of 19

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Charles Bronfman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,495,151*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,495,151*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,495,151*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%*
14.	TYPE OF REPORTING PERSON OO

* All Ordinary Shares beneficially owned by the Reporting Person are subject to Share Purchase Agreement described in item 6. Excludes beneficial ownership of 3,258,056 Ordinary Shares that may be attributable to the Reporting Person by virtue of the Reporting Person being a member (with the other Reporting Persons under this filing) of a “group” under Section 13(d) of the Securities Exchange Act. All of such Ordinary Shares would be reflected in lines 8 and 10 in the table above. If such Ordinary Shares were to be included in the table above, line 11 would indicate 5,753,207 Ordinary Shares and line 13 would indicate 35.4%, based on 16,254,349 issued and outstanding Ordinary Shares with voting rights (or their equivalent in ADRs).

CUSIP No. 500 507 108	13D	Page 6 of 19

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Charles R. Bronfman Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 104,669*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 104,669*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,669*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14.	TYPE OF REPORTING PERSON OO

* All Ordinary Shares beneficially owned by the Reporting Person are subject to Share Purchase Agreement described in item 6. Excludes beneficial ownership of 5,648,538 Ordinary Shares that may be attributable to the Reporting Person by virtue of the Reporting Person being a member (with the other Reporting Persons under this filing) of a “group” under Section 13(d) of the Securities Exchange Act. All 5,753,207 Ordinary Shares owned by the “group” would be reflected in lines 8 and 10 in the table above (and lines 7 and 9 would show “0”). If such Ordinary Shares were to be included in the table above, line 11 would indicate 5,753,207 Ordinary Shares and line 13 would indicate 35.4%, based on 16,254,349 issued and outstanding Ordinary Shares with voting rights (or their equivalent in ADRs).

CUSIP No. 500 507 108	13D	Page 7 of 19

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esarbee Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,271,167*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,271,167*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,271,167*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%*
14.	TYPE OF REPORTING PERSON CO

* All Ordinary Shares beneficially owned by the Reporting Person are subject to Share Purchase Agreement described in item 6. Excludes beneficial ownership of 5,648,538 Ordinary Shares that may be attributable to the Reporting Person by virtue of the Reporting Person being a member (with the other Reporting Persons under this filing) of a “group” under Section 13(d) of the Securities Exchange Act. All of such Ordinary Shares would be reflected in lines 8 and 10 in the table above. If such Ordinary Shares were to be included in the table above, line 11 would indicate 5,753,207 Ordinary Shares and line 13 would indicate 35.4%, based on 16,254,349 issued and outstanding Ordinary Shares with voting rights (or their equivalent in ADRs).

CUSIP No. 500 507 108	13D	Page 8 of 19

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anfield Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 672,174*
	8.	SHARED VOTING POWER 90,000*
	9.	SOLE DISPOSITIVE POWER 672,174*
	10.	SHARED DISPOSITIVE POWER 90,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,174*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14.	TYPE OF REPORTING PERSON CO

* All Ordinary Shares beneficially owned by the Reporting Person are subject to Share Purchase Agreement described in item 6. Excludes beneficial ownership of 4,991,033 Ordinary Shares that may be attributable to the Reporting Person by virtue of the Reporting Person being a member (with the other Reporting Persons under this filing) of a “group” under Section 13(d) of the Securities Exchange Act. All 5,753,207 Ordinary Shares owned by the “group” would be reflected in lines 8 and 10 in the table above (and lines 7 and 9 would show “0”). If such Ordinary Shares were to be included in the table above, line 11 would indicate 5,753,207 Ordinary Shares and line 13 would indicate 35.4%, based on 16,254,349 issued and outstanding Ordinary Shares with voting rights (or their equivalent in ADRs).

The following constitutes Amendment No. 19 (“Amendment No. 19”) to the Schedule 13D dated October 22, 1997, as amended by Amendment Nos. 1 - 18 (collectively, as amended, the “Original Schedule 13D”). This Amendment No. 19 amends the Original Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

The first paragraph of Item 2 is replaced with the following text:

This Amendment No. 19 is being filed by Esarbee Investments Limited, a Canadian corporation (“Esarbee”), Claridge Israel LLC, a Delaware limited liability company (“Claridge”), The Charles Bronfman Trust, a Delaware trust (“CBT”), CBT Holdings LLC, a Delaware limited liability company wholly owned by CBT (“CBT Holdings”), and the Charles Rosner Bronfman Family Trust, a trust organized under the laws of the Province of Quebec and the indirect owner of Esarbee (“CRBFT”). All of such entities are already Reporting Persons. This Amendment No. 19 is also being filed on behalf of The Charles R. Bronfman Trust (“CR.BT”) and Anfield Limited (“Anfield”), who are included among the “Reporting Persons” referred to in this Amendment No. 19.

With respect to Anfield and CR.BT, the following information is inserted in the appropriate subsection within Item 2:

(b)          Anfield has its principal office at c/o Herzog, Fox & Neeman, Asia House, 4 Weizmann Street, Tel Aviv, 64239, Israel. CR.BT has its principal office at c/o Davies Ward Phillips & Vineberg LLP, 625 Madison Avenue, New York, New York 10022. Schedule I to this Amendment No. 19 contains the name, residence or business address, present principal occupation and citizenship of each of the Directors of Anfield and the Trustees and beneficiaries of CR.BT. Anfield does not have any executive officers (as is permitted under applicable Israeli law).

(c)          Anfield’s and CR.BT’s principal activities consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

(d)          During the past five years, neither Anfield, CR.BT nor, to the best of their knowledge, any of the Schedule I Persons have been convicted in a criminal proceeding.

(e)          During the past five years, neither Anfield, CR.BT nor, to the best of their knowledge, any of the Schedule I Persons have been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 in the Original Schedule 13D is hereby amended by inserting the following text at the end thereof:

The Reporting Persons have reviewed and considered their share ownership of the Issuer’s securities and the current market conditions, including without limitation the current market price of the Issuer’s securities, and (with the exception of CBT, which owns its shares through CBT Holdings and Claridge and is therefore not a direct “seller”) have decided to sell all of their securities in the Issuer pursuant to the Share Purchase Agreement described in Item 6 below.

Item 5. Interest in Securities of the Issuer.

(a)          Section (a) of Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

All percentage calculations in this Amendment No. 19 are based on 16,254,349 Ordinary Shares with voting rights issued and outstanding on April 30, 2006, which information was provided to the Reporting Persons by the Issuer. References below to the issued and outstanding Ordinary Shares include just those Ordinary Shares with voting rights (and exclude those Ordinary Shares that may be held by the Issuer and/or a subsidiary that do not have voting rights.) By virtue of each of the Reporting Persons acting as a group, each Reporting Person may be deemed to beneficially own all of the Ordinary Shares of the others. If such Ordinary Shares were to be included among the Ordinary Shares owned by each Reporting Person, each of the Reporting Persons would beneficially own 5,753,207 Ordinary Shares, corresponding to 35.4% of the issued and outstanding Ordinary Shares. Each of the Reporting Persons has disclaimed beneficial ownership of certain Ordinary Shares, and the information below reflects each such disclaimer.

CBT Holdings, Claridge and CBT

CBT Holdings directly owns 119,316 Ordinary Shares, representing 0.7% of the issued and outstanding Ordinary Shares. Claridge directly owns 2,375,835 Ordinary Shares, representing 14.6% of the issued and outstanding Ordinary Shares. CBT, as a result of its ownership of CBT Holdings and Claridge, indirectly beneficially owns 2,495,151 Ordinary Shares, representing 15.4% of the issued and outstanding Ordinary Shares.

Esarbee and CRBFT

Esarbee directly owns 2,271,167 Ordinary Shares, representing 14.0% of the issued and outstanding Ordinary Shares. CRBFT directly owns 120,046 Ordinary Shares and may be deemed to have beneficial ownership of the 2,271,167 Ordinary Shares owned by Esarbee, for a total of 2,391,213 Ordinary Shares, which represents 14.7% of the issued and outstanding Ordinary Shares.

CR.BT

CR.BT directly owns 104,669 Ordinary Shares, representing 0.6% of the issued and outstanding Ordinary Shares.

Anfield

Anfield and the related entity for which it is acting directly own an aggregate of 762,174 Ordinary Shares, representing 4.69% of the issued and outstanding Ordinary Shares.

All of the securities described above are subject to the Share Purchase Agreement attached as Exhibit 99.1. After giving effect to the Share Purchase Agreement, all of the numbers and percentages above and in Item 5(b) below will be zero.

(b)          Section (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

By virtue of each of the Reporting Persons acting as a group, each Reporting Person may be deemed to beneficially own and have shared voting rights and right to dispose of all of the Ordinary Shares of the others, or 5,753,207 Ordinary Shares. As previously indicated, each of the Reporting Persons has disclaimed beneficial ownership of certain Ordinary Shares, and the information below reflects each such disclaimer.

CBT shares voting rights and the right to dispose of its 2,495,151 indirectly beneficially owned Ordinary Shares with the respective direct owners of such Ordinary Shares: as to 2,375,835 Ordinary Shares, these rights are shared with Claridge, and as to 119,316 Ordinary Shares, these rights are shared with CBT Holdings.

CRBFT and Esarbee share voting rights and the right to dispose of the 2,271,167 Ordinary Shares directly owned by Esarbee. CRBFT has sole voting rights and the sole right to dispose of its 120,046 directly owned Ordinary Shares.

CR.BT

CR.BT has sole voting rights and rights to dispose of its 104,669 Ordinary Shares.

Anfield

Anfield has sole voting right and rights to dispose of its 672,174 Ordinary Shares and the related party and Anfield share the right to dispose of 90,000 Ordinary Shares.

(c)          Except as set forth in the next sentence, during the last sixty days there have been no transactions in the Ordinary Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their respective Schedule I Persons. As described in Item 6 below, on May 1, 2006, 87215 Canada Ltd. agreed to terminate the out-of-the money option (expiring October 31, 2006) granted to it by each of Claridge and CR.BT to acquire 104,669 Ordinary Shares. This was effected as a private transaction.

(d)          The related entity for which Anfield is acting has the right to receive all proceeds of the sale of its 90,000 Ordinary Shares.

(e)          Upon the closing of the transactions under the Share Purchase Agreement described in Item 6, each of the Reporting Persons shall cease to be the beneficial owner of more than five percent of the Ordinary Shares (whether in the form of Ordinary Shares or ADRs).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Pursuant to a Share Purchase Agreement entered into by all of the Reporting Persons and an entity related to Anfield (but excluding CBT, which does not directly own Ordinary Shares) as the sellers and Discount Investment Corp. Ltd. (the “Purchaser”), each of the selling Reporting Persons (and such related entity) has agreed to sell to the Purchaser all of its securities in the Issuer for a price equal to US$77.50 per Ordinary Share (equating to $15.50 per ADR). The Share Purchase Agreement provides that the last date for closing the sale of the securities will be July 30, 2006, subject to customary closing conditions, including Israeli regulatory approval. The Reporting Persons have been notified that the Purchaser’s board of directors has unconditionally approved the Share Purchase Agreement and the $12 million deposit has been paid into a customary escrow arrangement. The Purchaser will have the right to extend the closing date for up to three consecutive 30-day periods to obtain approval from Israel’s Antitrust Director and to obtain certain required consents from the Issuer’s lending banks with respect to changes in control. Each such extension shall be accompanied by the Purchaser’s deposit of an additional $4 million into escrow. The Purchaser is not required to purchase any of the Ordinary Shares or ADRs under the Share Purchase Agreement unless all of the selling Reporting Persons sell their Ordinary Shares ADRs on the terms contemplated therein.

Pursuant to the Share Purchase Agreement, the Purchaser undertook to purchase any Ordinary Shares in the Issuer acquired by certain members of the Issuer’s management personnel (the “Management Personnel”) under the Issuer’s 2003 Employee Share Options Scheme (the “Option Plan”), at the same price per Ordinary Share as specified above, subject to customary adjustments for dividends or distributions. Following the closing of the primary purchase and sale transactions described in the Share Purchase Agreement, each of the Management Personnel shall be entitled to serve notice in writing upon the Purchaser requiring the Purchaser to purchase the Ordinary Shares owned by such Management Personnel no later than thirty days after the closing of the transactions described in the Share Purchase Agreement, or thirty days from the vesting of any options under the Option Plan or the end of the tax lock-up period (pursuant to Section 102 of Israel’s Income Tax Ordinance), if later. The closing of any such purchase is generally required to occur within 180 days of the closing (or the Purchaser’s receipt of notice).

Jonathan Kolber, the sole shareholder in Anfield, is also the Chief Executive Officer of the Issuer and has 175,000 Ordinary Shares currently subject to options under the Option Plan. If Mr. Kolber exercised these options in full, he would generally be entitled to require the Purchaser to purchase these 175,000 Ordinary Shares in accordance with the provisions described in the preceding paragraph. If the 175,000 Ordinary Shares underlying the options were to be grouped with the Ordinary Shares being sold by the other selling Reporting Persons because of Mr. Kolber’s ownership of Anfield (and notwithstanding that Mr. Kolber would only be entitled to sell such Ordinary Shares by virtue of his being among the Management Personnel), then the total number of Ordinary Shares sold by the selling Reporting Persons would be 5,928,207, which constitutes 36.1% of the 16,429,349 issued and outstanding Ordinary Shares after giving effect to Mr. Kolber’s option exercise.

87215 Canada Ltd. and each of Claridge and CR.BT agreed effective May 1, 2006 to terminate in full the out-of-the-money options granted to 87215 Canada Ltd. by Claridge and CR.BT on June 23, 2004, subject to such options being reinstated in the event of termination or other cancellation of the Share Purchase Agreement. (The letter agreement evidencing the Claridge option is filed as Exhibit 99.2 to Amendment No. 17 to the Original Schedule 13D. The CR.BT option is in substantially the same form.) The letter agreements from 87215 Canada Ltd. acknowledging the termination of the options are attached as Exhibits 99.2 and 99.3 hereto.

The foregoing descriptions are qualified in their entirety by the text of the respective documents attached as Exhibits 99.1, 99.2 and 99.3 to this Amendment No. 19.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1.	Share Purchase Agreement.

Exhibit 99.2	Option Termination Agreement (Claridge).

Exhibit 99.3	Option Termination Agreement (CR.BT).

Exhibit 99.4	Joint Filing Agreement

* * *

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: May 3, 2006

CBT HOLDINGS LLC		CLARIDGE ISRAEL LLC

By:	/s/ Scott Richland	By:	/s/ Scott Richland
	Name: Scott Richland		Name: Scott Richland
	Title: Authorized Signatory		Title: Authorized Signatory

ESARBEE INVESTMENTS LIMITED		CHARLES ROSNER BRONFMAN FAMILY TRUST

By:	/s/ Oded Tal	By:	/s/ Oded Tal
	Name: Oded Tal		Name: Oded Tal
	Title: Vice President, Investments		Title: Authorized Representative

By:	/s/ Glenn Hamilton-Browne	By:	/s/ Glenn Hamilton-Browne
	Name: Glenn Hamilton-Browne		Name: Glenn Hamilton-Browne
	Title: Controller		Title: Authorized Representative

ANFIELD LIMITED		THE CHARLES BRONFMAN TRUST

By:	/s/ Alan Sacks	By:	/s/ Jay H. Rubinstein
	Name: Alan Sacks		Name: Jay H. Rubinstein
	Title: Director		Title: Trustee

THE CHARLES R. BRONFMAN TRUST

		By:	/s/ Jay H. Rubinstein
Name: Jay H. Rubinstein
Title: Trustee

SCHEDULE I

TO SCHEDULE 13D

Information with Respect to

Shareholder and Directors of Anfield Ltd.

Stockholder	Present Business Address	Present Principal Occupation	Citizenship
Jonathan Kolber	c/o Koor Industries Ltd. 14 Hamalecha Street Rosh Ha’ayim 48091 Israel	Chief Executive Officer Koor Industries Ltd.	Israel

Board of Directors of Anfield Ltd.*
Michael Fox	c/o Herzog, Fox & Neeman 4 Weizmann Street 64239, Tel Aviv, Israel	Attorney, Herzog, Fox & Neeman (Law Firm)	Israel
Alan Sacks	c/o Herzog, Fox & Neeman, 4 Weizmann Street 64239, Tel Aviv, Israel	Attorney, Herzog, Fox & Neeman (Law Firm)	Israel

* Under applicable Israeli law, Anfield is not required to have any executive officers.

SCHEDULE I

TO SCHEDULE 13D

(Continued)

Information with respect to the Trustees

and Beneficiaries of CR.BT

Beneficiaries*	Present Business Address	Present Principal Occupation	Citizenship
Stephen Rosner Bronfman and his lineal descendants	c/o Claridge Inc. 1170 Peel Street Montreal, Quebec Canada	Private Investor	Canada

Charles Rosner Bronfman	110 East 59th Street 26th Floor New York, New York 10022	Private Investor	Canada

Trustees
Steven H. Levin	c/o Davies Ward Phillips & Vineberg LLP 625 Madison Avenue New York, New York	Attorney, Davies Ward Phillips & Vineberg LLP (Law Firm)	USA

Guy P. Lander	c/o Davies Ward Phillips & Vineberg LLP 625 Madison Avenue New York, New York	Attorney, Davies Ward Phillips & Vineberg LLP (Law Firm)	USA

Jay Rubinstein	c/o Withers Bergman LLP 157 Church Street New Haven, CT 06510	Principal, Withers Bergman LLP (law firm)	USA

* Contingent beneficiaries include charitable organizations.